UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   __April 29, 2008_____



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02 **Results of Operations and Financial Condition.**

On April 29, 2008, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

   99.1   Press release dated April 29, 2008 announcing third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: April 29, 2008   By   /s/ David J. Smith
                                    David J. Smith
                                    Executive Vice President, Secretary and
                                     General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated April 29, 2008



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Illinois 62526

News Release

FOR IMMEDIATE RELEASE   **April 29, 2008**

ARCHER DANIELS MIDLAND REPORTS THIRD QUARTER RESULTS

► **Net earnings for the quarter ended March 31, 2008 increased 42 % to $ 517 million - $ .80 per share from $ 363 million - $ .56 per share last year.**

> *"ADM's third-quarter performance demonstrates the ability of our balanced operations, global network and solid balance sheet to deliver strong results amid fluid markets," said Patricia Woertz, Chairman and CEO. "Volatility in commodity markets presented unprecedented opportunities. Once again, our team leveraged our financial flexibility and global asset base to capture those opportunities to deliver shareholder value."*

► **Financial Highlights**

(Amounts in millions, except per share data and percentages)

	Three Months Ended March 31			Nine Months Ended March 31		
	2008	2007	% Change	2008	2007	% Change
Net sales and other operating income	$ 18,708	$ 11,381	64%	$ 48,032	$ 31,804	51%
Segment operating profit	$ 913	$ 593	54%	$ 2,665	$ 2,008	33%
Net earnings	$ 517	$ 363	42%	$ 1,430	$ 1,207	18%
Diluted earnings per share	$ .80	$ .56	43%	$ 2.21	$ 1.83	21%
Average number of shares outstanding	647	653	(1)%	646	658	(2)%

► **Net sales and other operating income increased 64 % to $ 18.7 billion for the quarter ended March 31, 2008.**
- Selling prices increased due principally to sharp rises in commodity prices.

► **Third quarter segment operating profit increased 54 % to $ 913 million from $ 593 million last year.**
- Oilseeds Processing operating profit increased as global demand for protein and oil improved.
- Corn Processing operating profit decreased due principally to higher net corn costs.
- Agricultural Services operating profit increased as highly volatile market conditions provided exceptional merchandising opportunities.
- Other segment operating profit increased due to improved margins and increased financial services income.

Discussion of Operations

Net sales and other operating income increased 64 % to $ 18.7 billion for the quarter and 51 % or $ 16.2 billion for the nine months. Increased selling prices resulting primarily from sharp rises in commodity prices accounted for approximately 85 % of the increase while higher sales volumes, principally vegetable oil and meal, feed grains and wheat, accounted for the remaining 15 % increase.

A summary of segment operating profit and net earnings is as follows:

	Three months ended March 31			Nine months ended March 31		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Oilseeds Processing	$ 237	$ 185	$ 52	$ 666	$ 547	$ 119
Corn Processing	172	251	(79)	699	876	(177)
Agricultural Services	366	46	320	910	292	618
Other	138	111	27	390	293	97
Segment operating profit	913	593	320	2,665	2,008	657
Corporate	(158)	(37)	(121)	(579)	(248)	(331)
Earnings before income taxes	755	556	199	2,086	1,760	326
Income taxes	(238)	(193)	(45)	(656)	(553)	(103)
Net earnings	$ 517	$ 363	$ 154	$1,430	$ 1,207	$ 223

Net earnings increased $ 154 million for the quarter and $ 223 million for the nine months due principally to increased segment operating profit of $ 320 million for the quarter and $ 657 million for the nine months partially offset by increased corporate expenses for LIFO inventory valuations and minority interest elimination for both the quarter and nine months. Income taxes increased $ 45 million for the quarter and $ 103 million for the nine months due principally to increased pretax earnings for both the quarter and nine months partially offset by a lower effective tax rate for the quarter due to changes in the geographic mix of earnings.

Oilseeds Processing Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Crushing and origination	$ 179	$ 101	$ 78	$ 451	$ 334	$ 117
Refining, packaging, biodiesel and other	39	55	(16)	148	157	(9)
Asia	19	29	(10)	67	56	11
Total Oilseeds Processing	$ 237	$ 185	$ 52	$ 666	$ 547	$ 119

Oilseeds Processing operating profit increased $ 52 million for the quarter and $ 119 million for the nine months due principally to continuing strong global demand for protein meal and vegetable oil. Crushing and origination results increased $ 78 million for the quarter and $ 117 million for the nine months due to improved processing margins in North and South America and increased worldwide crushing volumes. Refining, packaging, biodiesel and other results decreased $ 16 million for the quarter and $ 9 million for the nine months due principally to weaker biodiesel margins in Europe. Last year's quarter and nine month results for refining, packaging, biodiesel and other include a $ 14 million gain from business disposals.

Corn Processing Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Sweeteners and starches	$ 98	$ 132	$ (34)	$ 409	$ 403	$ 6
Bioproducts	74	119	(45)	290	473	(183)
Total Corn Processing	$ 172	$ 251	$ (79)	$ 699	$ 876	$ (177)

Corn Processing operating profit decreased $ 79 million for the quarter and $ 177 million for the nine months due primarily to increased net corn and manufacturing costs, principally energy. Partially offsetting these higher costs, sweeteners and starches selling prices increased for the quarter and nine months and sales quantities of ethanol increased for the quarter and nine months. Increases in sales prices and volumes for the quarter and nine months of lysine also favorably impacted bioproducts earnings.

Agricultural Services Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Merchandising and handling	$ 341	$ 21	$ 320	$ 784	$ 150	$ 634
Transportation	25	25	–	126	142	(16)
Total Agricultural Services	$ 366	$ 46	$ 320	$ 910	$ 292	$ 618

Agricultural Services results increased $ 320 million for the quarter and $ 618 million for the nine months to record levels due principally to continuing enhanced merchandising and handling margins caused by the highly volatile global grain markets and favorable risk management results. Transportation results decreased $ 16 million for the nine months due to higher operating costs, principally fuel.

Other Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Wheat, cocoa and malt	$ 90	$ 82	$ 8	$ 205	$ 175	$ 30
Financial	48	29	19	185	$ 118	67
Total Other	$ 138	$ 111	$ 27	$ 390	$ 293	$ 97

Other operating profit increased $ 27 million for the quarter and $ 97 million for the nine months. Wheat, cocoa and malt operations improved $ 8 million for the quarter and $ 30 million for the nine months due principally to favorable risk management results in wheat and malt partially offset by decreased cocoa processing margins. Last year's quarter and nine month wheat, cocoa and malt results include a $ 39 million gain from business disposals. Financial earnings improved $ 19 million for the quarter and $ 67 million for the nine months principally due to higher brokerage services income, decreased insurance loss provisions, marketable securities gains and improved earnings from managed fund investments.

Corporate Results

	Three months ended March 31			Nine months ended March 31		
	2008	2007	Change	2008	2007	Change
	(in millions)					
LIFO (charge)	$ (64)	$ (23)	$ (41)	$ (371)	$ (146)	$ (225)
Investment income	7	22	(15)	88	52	36
Gain on security transactions	1	9	(8)	3	11	(8)
Corporate costs	(59)	(51)	(8)	(209)	(169)	(40)
Other	(43)	6	(49)	(90)	4	(94)
Total Corporate	$ (158)	$ (37)	$ (121)	$ (579)	$ (248)	$ (331)

Conference Call Information

Archer Daniels Midland Company will host a conference call and audio Web cast at 8:00 a.m. Central Time on Tuesday, April 29, 2008 to discuss financial results and provide a Company update. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the start of the call. To listen to the call via the Internet or to download the slide presentation, go to www.admworld.com/webcast. To listen by phone, dial 800-322-5044 or 617-614-4927; the access code is 75451708. Replay of the call will be available beginning on April 29, 2008, at 10:00 a.m. Central Time and ending May 6, 2008. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is: 61412554. To listen to the replay online, visit www.admworld.com/webcast.

Archer Daniels Midland Company (NYSE: ADM) is the world leader in BioEnergy and has a premier position in the agricultural processing value chain. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is a leading manufacturer of biodiesel, ethanol, soybean oil and meal, corn sweeteners, flour and other value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 27,000 employees, more than 240 processing plants and net sales for the fiscal year ended June 30, 2007 of $44 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

Contacts:

David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

April 29, 2008

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2008	2007	2008	2007
	(in millions, except per share amounts)			
Net sales and other operating income	$ 18,708	$ 11,381	$ 48,032	$ 31,804
Cost of products sold	17,551	10,635	44,997	29,285
Gross profit	1,157	746	3,035	2,519
Selling, general and administrative expenses	378	294	1,071	902
Other (income) expense – net*	24	(104)	(122)	(143)
Earnings before income taxes	755	556	2,086	1,760
Income taxes	238	193	656	553
Net earnings	$ 517	$ 363	$ 1,430	$ 1,207
Diluted earnings per common share	$ .80	$ .56	$ 2.21	$ 1.83
Average number of shares outstanding	647	653	646	658

*Other (income) expense - net				
Interest expense	$ 136	$ 115	$ 338	$ 324
Investment income	(70)	(66)	(202)	(192)
Net gain on marketable securities transactions	(9)	(13)	(37)	(24)
Equity in earnings of unconsolidated affiliates	(78)	(85)	(288)	(208)
Other – net	45	(55)	67	(43)
	$ 24	$ (104)	$ (122)	$ (143)

April 29, 2008

Archer Daniels Midland Company
Segment Operating Analysis
(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2008	2007	2008	2007
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 5,721	$ 3,231	$ 15,587	$ 9,831
Corn Processing	1,808	1,488	5,012	4,253
Agricultural Services	9,777	5,694	23,551	14,874
Other	1,402	968	3,882	2,846
Total net sales and other operating income	$ 18,708	$ 11,381	$ 48,032	$ 31,804

	Three months ended March 31		Nine months ended March 31	
	2008	2007	2008	2007
	(in millions)			
Segment operating profit				
Oilseeds Processing [1] [2]	$ 237	$ 185	$ 666	$ 547
Corn Processing	172	251	699	876
Agricultural Services	366	46	910	292
Other [2]	138	111	390	293
Total segment operating profit	$ 913	$ 593	$ 2,665	$ 2,008

	Three months ended March 31		Nine months ended March 31	
	2008	2007	2008	2007
	(in 000s metric tons)			
Processing volumes				
Oilseeds Processing	7,615	6,902	22,283	21,304
Corn Processing	4,329	4,443	13,272	13,548
Wheat, cocoa and malt	1,985	1,966	6,240	6,133
Total processing volumes	13,929	13,311	41,795	40,985

[1] Includes charges for abandonments and write down of long-lived assets of $ 18 million for the nine months ended March 31, 2008. Includes charges for abandonments of $ 2 million for the nine months ended March 31, 2007. There were no charges for abandonments and write downs of long-lived assets for the quarters ended March 31, 2008 and March 31, 2007.

[2] Includes a $14 million gain from a business disposal in Oilseeds for the quarter and nine months ended March 31, 2007. Includes a $39 million gain from a business disposal in Other for the quarter and nine months ended March 31, 2007.

April 29, 2008

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

		March 31 2008		June 30 2007
		(in millions)		
NET INVESTMENT IN				
Working capital	$	14,314	$	7,787
Property, plant, and equipment		6,860		6,010
Investments in and advances to affiliates		2,877		2,498
Long-term marketable securities		653		657
Other non-current assets		894		831
	$	25,598	$	17,783
FINANCED BY				
Short-term debt	$	4,916	$	468
Long-term debt, including current maturities		6,080		4,817
Deferred liabilities		1,440		1,245
Shareholders' equity		13,162		11,253
	$	25,598	$	17,783

SUMMARY OF CASH FLOWS
(unaudited)

		March 31		
		2008		2007
		(in millions)		
Operating Activities				
Net earnings	$	1,430	$	1,207
Depreciation and asset abandonments		562		521
Other – net		218		4
Changes in operating assets and liabilities		(5,377)		(1,766)
Total Operating Activities		(3,167)		(34)
Investing Activities				
Purchases of property, plant and equipment		(1,312)		(844)
Net assets of businesses acquired		(10)		(92)
Other investing activities		(306)		(14)
Total Investing Activities		(1,628)		(950)
Financing Activities				
Long-term debt borrowings		1,308		1,166
Long-term debt payments		(58)		(131)
Net borrowings under lines of credit		4,362		570
Purchases of treasury stock		(61)		(533)
Purchase of convertible note hedge		–		(299)
Sale of stock warrants		–		170
Cash dividends		(232)		(207)
Proceeds from exercises of stock options		19		32
Total Financing Activities		5,338		768
Increase (decrease) in cash and cash equivalents		543		(216)
Cash and cash equivalents - beginning of period		663		1,113
Cash and cash equivalents - end of period	$	1,206	$	897